UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

October 22, 2024

Date of Report (date of earliest event reported)

CROSSFIRST BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-39028	26-3212879

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11440 Tomahawk Creek Parkway     Leawood     Kansas

(Address of Principal Executive Offices)

66211

(Zip Code)

(913) 901-4516

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CFB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.    Results of Operations and Financial Condition.

On October 22, 2024, CrossFirst Bankshares, Inc. (the “Company”) announced the release of its financial results for the quarter ended September 30, 2024. A copy of the full text of the related press release, which is posted on the Investor Section of the Company’s website (investors.crossfirstbankshares.com) under Financials – Quarterly Reports, is attached as Exhibit 99.1 and incorporated herein by reference. The Company does not intend for information contained on its website to be part of this report.

The information in Item 2.02 of this Current Report, including Exhibit 99.1, is being “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly stated in such a filing.

Item 9.01.   Financial Statements and Exhibits.

(d)Exhibits

99.1	Press Release Issued October 22, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 22, 2024	CROSSFIRST BANKSHARES, INC.

		By:	/s/ Benjamin R. Clouse
Benjamin R. Clouse
Chief Financial Officer